UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab Announces Updates To Its Board of Directors

On October 30, 2026, Grab Holdings Limited (“Grab”) announced updates to its board of directors (the “Board”). Effective October 31, 2026, John Rogers will retire from the Board and its Audit Committee after serving a five-year term of office and will serve as an advisor to ensure a smooth transition. Effective December 1, 2026, Sean Sullivan, Executive Vice President and Chief Financial Officer of Acushnet Holdings Corp. (NYSE: GOLF), will join the Board and serve on its Audit Committee.
The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab Announces Updates To Its Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	__/s/ Peter Oey__________________
Date: October 30, 2026		Name: Peter Oey
Title: Chief Financial Officer